November 06, 2003 08:32 AM US Eastern Timezone

SurfNet Media Group Inc. Announces Results for Second Quarter Fiscal Year 2003

PHOENIX--(BUSINESS WIRE)--Nov. 6, 2003--SurfNet Media Group Inc. (OTCBB:SFNM)
today announced results for the quarter ended Aug. 31, 2003, fiscal year 2003.

Revenues for the second quarter increased 134% to $209,000, compared to revenues of $89,000 for the same period a year ago. This revenue increase results from the acquisition of new contracts in SurfNet's Internet radio network business.
Revenue is recognized pro-rata over the term of the contracts as webcast time is provided. Payments received in advance of providing of webcast time are deferred until earned.

In August 2003, SurfNet sales grew to $98,000, an increase of 70% over the previous month and 180% over the comparable 2002 period. Of the $98,000 in sales for August 2003, the recognition of approximately $65,000 was deferred to subsequent months. At Aug. 31, 2003, SurfNet webcast 56 hours of live programs and scheduled replays weekly and had in production an additional 24 hours of programming. In addition, SurfNet had contracts with a total of 59 talk show hosts, as compared with 36 during the comparable 2002 period.

In connection with a $1 million funding commitment SurfNet obtained at the closing of its reverse merger in the second quarter, the company embarked on a business expansion plan to increase Internet radio network sales to $400,000 per month, develop new business lines and achieve profitability. This effort began midquarter, on July 15, 2003, with the departure of SurfNet former management and the appointment of Jim Haught as chief executive officer and president.

After deducting one-time transaction costs associated with the reverse merger, net loss for the second quarter was $218,000 ($0.05 per diluted share), compared to a net loss of $23,000 ($0.01 per diluted share) for the quarter one year ago.
This second quarter net loss reflected the company's commitment of growth capital for (i) increased sales staffing, commissions and infrastructure; (ii)
increased staffing for finance and accounting, human resources and new senior management; and (iii) additional full-time software engineering staff required for the functional enhancement of the company's existing products and services, patented Metaphor technology and proprietary back-end systems. SurfNet believes the results of this investment will accrue to the company's benefit during subsequent quarters.

"During the remaining weeks of the second fiscal quarter, our new Chief
Executive Officer and President Jim Haught propelled SurfNet's push forward,"
said Robert Arkin, the company's chairman. "We look forward to more of the same as SurfNet exploits fully its core competencies."

During the second quarter, SurfNet also received its first patent, US 6,594,691,
"Method and System for Adding Function to a Web Page," from the U.S. Patent and
Trademark Office covering its proprietary Metaphor(TM) technology.

Metaphor is a new, cost-effective communications tool that replicates from Web site to Web site and can be modified instantly from a single control point.
Metaphor facilitates rapid audience growth through dynamic digital communications channels between organizations and stakeholders. For example, a business with multiple retail stores can use Metaphor for brand management and

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sales promotion uniformity by creating a private radio station that webcasts its own programs not only inside its stores but from its customers' computers as well.

"Over the next 12 months, we expect to roll out a series of products and services based upon the Metaphor technology that should boost Surfnet's revenues and enhance profitability well beyond current expectations," added Haught.

About SurfNet Media Group

SurfNet Media Group Inc. (www.surnetmedia.com) is a digital media distribution technology company based in Tempe, Ariz. Its patented Metaphor(TM) technology is a new, cost-effective communications tool that replicates from Web site and can be modified instantly from a single control point. Metaphor technology facilitates rapid audience growth through dynamic digital communications channels between organizations and stakeholders. In addition, through
VoiceAmerica(SM) Radio (www.voiceamerica.com), BusinessAmerica(SM) Radio
(www.businessamericaradio.com) and BoomBox Radio(R) (www.boomboxradio.com),
SurfNet Media produces a variety of programs, including popular talk shows hosted by experts, and provides guaranteed playtime for independent recording artists.

This release contains "forward-looking statements" within the meaning of Section
27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934.
Words like "intends," "expects," "anticipates," "estimates" and similiar expressions are intended to indentify forward-looking statements. Such statements are subject to risk and uncertainties that could cause actual results to defer materially from those projected. Although SurfNet Media believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. A number of important factors could cause actual results to defer materially from those expressed in any forward-looking statement. These factors include the inability of SurfNet Media to obtain financing for technology development, business expansion or acquisitions; the reliability and availability of new technology in the related industries; financial, operational and other business problems associated with rapid business expansion or the acquisition of a number of businesses in a short period of time; and general and industry-specific economic conditions. SurfNet Media has no obligation to update or revise these forward lookung statements to reflect the occurrence of future events or circumstances.

Contacts
SurfNet Media Group, Inc., Tempe
James P. (Jim) Haught,
877-311-9474, ext. 15
jim.haught@surfnetmedia.